David T. Zhang Direct Dial: (852) 2912-2503 david.zhang@lw.com LATHAM & WATKINS LLP International Law Firm November 13, 2007 CONFIDENTIAL VIA HAND DELIVERY	41st Floor, One Exchange Square 8 Connaught Place, Central Hong Kong Tel: +852.2522.7886 Fax: +852.2522.7006 www.lw.com FIRM / AFFILIATE OFFICES
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File No. 043713-0001

Mr. H. Roger Schwall, Assistant Director
Ms. Donna Levy
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Re:	WSP Holdings Limited Registration Statement on Form F-1

Dear Mr. Schwall and Ms. Levy:

On behalf of our client, WSP Holdings Limited (the ‘‘Company’’or ‘‘WSP Holdings’’), we enclose 10 copies of the Company’s Registration Statement on Form F-1 (the ‘‘Registration Statement’’) publicly filed on November 13, 2007 and previously amended by Amendment No. 2 to the Registration Statement on Form F-1 (‘‘Amendment No. 2’’) confidentially submitted to the Commission on October 30, 2007. The Registration Statement has been marked to show changes to Amendment No. 2.

Set forth below are the Company’s responses to the Staff comments contained in the letter dated October 17, 2007. The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below. The Company has included page numbers to refer to the location within Registration Statement where the language addressing a particular comment appears. The Company also updated portions of the Registration Statement to reflect recent developments of the Company.

Resident partners: Joseph A. Bevash (US), Patrick J. Flanagan (US), Z. Julie Gao (US), Sabrina Y. T. Maguire (US), John A. Otoshi (US), David Zhang (US)

Securities and Exchange Commission
October 30, 2007

LATHAM & WATKINS LLP

Form F-1 Amendment 1 Filed September 21, 2007

Financial Statements

Note 2 - Push-down accounting, page F-9

1.	We have read your response to prior comments 54, 55 and 56, regarding your accounting for the November 11, 2004 and August 25, 2006 transactions, each involving a partial step-up in basis for an exchange of investment interests in WSP.

Given the standing of Mr. Piao as controlling WSP prior to selling a portion of his investment to UMW ACE, also considering that very few if any of the factors listed in EITF D-97 support the view of these two as a collaborative group, your application of push-down accounting in the first transaction appears to lack adequate support. Similarly, the transaction between EMH and UMW Ventures, in which Mr. Piao effectively reacquired a portion of the investment is WSP that was previously sold, does not appear to have an appropriate level of relevance to the transaction in which the resulting interests were then transferred to FSHL; this transaction appears to be a recapitalization for which a step-up in basis would not generally be correct.

Accordingly, it appears that your financial statements may need to be restated to fairly report the financial position and results of the enterprise under U.S. GAAP. However, if you have additional information that you believe would result in an alternate view, we encourage you to submit it for further review. You may contact us by telephone if you would like to discuss your accounting or the actions required.

The Company refers to the telephone conference call on November 9, 2007 among Craig Olinger, Leslie Overton, Karl Hiller and Nasreen Mohammed of the SEC Staff and John Huber of Latham & Watkins, Doug Barton of Deloitte and Touche LLP and Eric Phipps of Deloitte Touche Tohmatsu CPA Ltd.

The Company understands from the conference call that the Staff would not object to the Company revising its financial statements so as: (i) not to apply push-down accounting to the 2004 transaction; and (ii) to account for the 2006 transaction as a recapitalization of WSP China because pursuant to paragraph 17 of SFAS No. 141, ‘‘Business Combination’’, WSP China, rather than FSHL was the accounting acquirer. The Company has revised its historical financial statements on that basis. Please see Note 1 to financial statements included in the Registration Statement.

In revising its financial statements, the Company understands that the Staff has had a long-standing practice that changes to the financial statements that are included in a draft registration statement confidentially submitted to the Commission do not need to be described as restatements in the financial statements or the auditor’s report. The Company respectfully submits that, while FAS 154 would require footnote disclosure regarding any restatement of previously issued financial statements, its U.S. GAAP financial statements have never been issued for general use or reliance or otherwise publicly disclosed. Additionally, the draft Registration Statement confidentially submitted to the Staff containing the 2006 financial statements of the Company is not considered ‘‘filed’’ until the first public filing of

Securities and Exchange Commission
October 30, 2007

LATHAM & WATKINS LLP

the duly signed Registration Statement is made. Accordingly, based on the guidance outlined in EITF Topic D-86, the Company believes that its 2006 financial statements have not been ‘‘issued,’’ and that the restatement disclosure would not be required to be made in the Company’s subsequently issued financial statements or described in the auditor’s report.

Note 24 – Dividends, page F-39

2.	We note that you have not complied with prior comment 58, pertaining to the availability of funds to pay dividends, as you believe you have provided the information specified in Rule 4-08(e) of Regulation S-X. However, the disclosure provisions outlined in Part I of Form 20-F would be applicable by way of Item 4(a) of Form F-1. There arc both general and specific disclosure requirements pertaining to shareholder rights, including dividend arrangements and restrictions in Item 10.B.3(a) and (c), and Item 10.F of Form 20-F. Please also understand that General Instruction II.A to Form F-l requires that you follow the guidance in Regulation C when preparing your registration statement. This includes Rule 408, which requires disclosure of information beyond that expressly required within the Form instructions, under some circumstances. Since the availability of funds to declare and pay dividends is based on PRC GAAP, rather than U.S. GAAP (which you have used for your primary financial statements), further disclosure will be necessary.

We also note that you have made some disclosure revisions under Note 29, regarding statutory reserves, in response to prior comment 59. As these appear to be related to the availability of funds for dividends, a coordinated approach would be helpful. In addition to the information previously requested, you should revise your disclosure under Note 24 to include the specific dates of your declarations and payments, while differentiating between declaring a dividend and making a payment.

Please modify your disclosures in Note 29 to explain the extent to which the dividend distribution provisions described have been applicable, or when you are expecting your status to change, as it is not clear whether you were a wholly foreign-owned enterprise during the historical periods. Please also address the following points.

•	Reconcile the amounts you associate with registered capital, additional paid-in capital, and statutory non-distributable reserves in Note 29, together amounting to the total you say is restricted and not available for distribution, with the corresponding amounts reported on pages F-3 and F-5.

•	Explain how the ‘‘general reserves’’ mentioned compare to the ‘‘statutory non-distributable reserves’’ identified on pages F-3 and F-5. If they are the same, please utilize a common description throughout the filing.

•	Clarify whether you are required to set aside 10% of after-tax profits, based on PRC accounting standards each year; or otherwise indicate what it is you are setting aside at 10% of such profits.

•	Explain the extent to which the ‘‘appropriations’’ listed coincide with your general reserves, statutory non-distributable reserves, and additional amounts set aside for designated purposes.

Securities and Exchange Commission
October 30, 2007

LATHAM & WATKINS LLP

•	Since you disclose that you have set aside additional amounts in the past, disclose when this occurred, the amounts and designated purpose; the extent to which any such funds have been set aside but remain unexpended should be clear.

If you believe there is a more effective way to convey any of the information requested above or in our prior comments, please submit your revisions and explain the basis for your view. For example, if the totals you report as retained earnings coincide with the amounts available for distribution, because your ‘‘appropriations’’ represent the totals that are required to be set aside (using PRC GAAP), you may be able to alleviate the concern with textual disclosure, rather than using a tabulation. However, if you do not have complete control over dividend declaration, or there are other limitations, this should be clear in the narrative. We reissue prior comments 58 and 59.

The Company has revised Notes 24 (now renumbered to Note 32) and 29 (now renumbered to Note 27) to the consolidated financial statements in response to the Staff’s comment.

The Company’s additional explanations are set out below.

•	The amounts of restricted net assets as disclosed in Note 27, and amounts reported on pages F-3 and F-5 are reconciled as below:

	US$’000
Registered capital of WSP China	35,000
Additional paid-in capital of WSP China	1,773
Statutory non-distributable reserves of WSP China	8,057
Restricted net assets of WSP China	44,830	Per Note 27
Restricted share capital of FSHL	51
Total restricted net assets	44,881

Reconciliation items (Note)	51,269
Total Shareholders’ Equity	96,150	Per F-5, F-3

Note

The reconciliation items between total restricted net assets and total shareholders’ equity disclosed on pages F-3 and F-5 include the following:

US$’000
– Distributable retained profits under PRC GAAP	49,425
– GAAP differences between PRC GAAP and US GAAP	7,210
– WSP Holdings’ shareholders’ deficiency	(2,580)
– FSHL’s accumulative losses	(6)
– Eliminating entries made upon the consolidation of the group	(2,780)
Total	51,269

•	‘‘Statutory non-distributable reserves’’ include both ‘‘general reserve’’ and ‘‘discretionary reserve’’. Please refer to the additional disclosure on Note 27.

Securities and Exchange Commission
October 30, 2007

LATHAM & WATKINS LLP

•	Prior to the acquisition of WSP China by FSHL on August 25, 2006, WSP China was a Chinese-foreign equity joint venture, so its statutory non-distributable reserves (both general reserve and discretionary reserve) were appropriated based on the percentage of after-tax profit at the discretion of the Board of directors, without a minimum level requirement. After August 25, 2006, WSP China is a wholly foreign-owned enterprise, and is therefore required to set aside 10% of the after-tax profit for general reserve under relevant PRC regulation until the cumulative total of such reserves reaches 50% of the registered capital. It is to be decided by the Board of directors to set aside any amount for discretionary reserve.

•	The historical appropriations disclosed represent the amount of general reserve and discretionary reserve set aside each year.

•	See Note 27 for the additional disclosure regarding the amounts and designated purpose of the discretionary reserve set aside by WSP China each year.

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If you have any questions, please contact John Huber at (202) 637-2242 (work) or john.huber@lw.com or the undersigned at (852) 2912-2503 (work) or (852) 2522-7006 (fax) or david.zhang@lw.com.

Very truly yours,
/s/ David T. Zhang of LATHAM & WATKINS LLP

Enclosures

cc:	Longhua Piao, Chairman and Chief Executive Officer
Xizhong Xu, Director and Assistant General Manager
Yip Kok Thi, Chief Financial Officer
Benjamin Su, Esq., Latham & Watkins LLP, Hong Kong
Show-Mao Chen, Esq., Davis Polk & Wardwell, Hong Kong
Eric Phipps, Deloitte Touche Tohmatsu CPA Ltd., Beijing
Deric Chiu, Deloitte Touche Tohmatsu CPA Ltd., Beijing
Doug Barton, National Office, Deloitte Touche Tohmatsu LLP, San Francisco
Joseph B. Ucuzoglu, National Office, Deloitte Touche Tohmatsu LLP, San Francisco